Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

VIA EDGAR

December 22, 2020

Mr. David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	James Alpha Funds Trust (the “Trust”)

(File Nos. 333-249652; 811-23611)

Dear Mr. Orlic:

This letter summarizes the comments provided by David Orlic of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 25, 2020, regarding the Trust’s registration statement filed on Form N-1A (the “Registration Statement”), on behalf of the James Alpha Macro Fund, James Alpha Global Real Estate Investments Fund, James Alpha Multi Strategy Alternative Income Fund, James Alpha Managed Risk Domestic Equity Fund, James Alpha Managed Risk Emerging Markets Equity Fund, James Alpha Hedged High Income Fund, James Alpha Total Hedge Fund, James Alpha EHS Fund, James Alpha Event Driven Fund, James Alpha Family Office Fund, James Alpha Relative Value Fund, and James Alpha Structured Credit Fund (each a “Fund” and, together, the “Funds”).

Responses to all of the comments are included below and, as appropriate, will be reflected in a Pre-Effective Amendment to the Trust’s Form N-1A registration statement that will be filed separately.

Accounting Comments

1.	Comment: With respect to each Fund that may invest a portion of its assets in a wholly-owned Cayman subsidiary (“Subsidiary”), please confirm that the financial statements of each Subsidiary will be consolidated with those of the applicable Fund. Additionally, please confirm that each Subsidiary’s expenses will be included in the fee table of the applicable Fund.

Response: The Trust hereby confirms that the financial statements of any Subsidiary will be consolidated with those of the applicable Fund. The Trust hereby confirms that any expenses of a Subsidiary will be included in the fee table of the applicable Fund.

2.	Comment: With respect to each Fund that engages in short sales, please confirm that that Fund’s fee table will include an estimate of any expenses expected to be incurred in connection with such activity.

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL

A Pennsylvania Limited Liability Partnership

Response: The Trust confirms that that if a Fund is expected to engage in short sales, such Fund’s fee table will include an estimate of any expenses expected to be incurred in connection with such activity.

3.	Comment: Please ensure that the terms of any potential recoupment are disclosed uniformly throughout the filing.

Response: The Trust will ensure the terms of any potential recoupment are disclosed uniformly throughout the filing. The Trust believes that the disclosure in the fee waiver footnote to each Fund’s fee table is responsive to the requirements of Instruction 3(e) of Item 3 of Form N-1A and will revise references to the terms of any potential recoupment in other sections of the filing for consistency with such footnote. The Trust supplementally confirms that any recapture of expenses pursuant to the fee waiver agreement will be in accordance with the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

4.	Comment: Please file seed financial statements in a subsequent Pre-Effective Amendment.

Response: The Trust will not receive seed capital prior to the closing of the reorganization involving the Trust, as described below in response to Comment 7, and the Registration Statement will not include financial statements for seed capital. The Registrant confirms that no shares of any Fund will be offered or sold to the general public pursuant to this registration statement prior to the reorganization described below in response to Comment 7.

General Comments

5.	Comment: Please confirm that the expense limit agreement for each Fund will be in place for at least one year from the date of the prospectus.

Response: The Trust confirms that the expense limitation agreement for each Fund will be in place for at least one year from the date of the prospectus.

6.	Comment: Please provide a completed fee table and expense example for each Fund at least five business days before effectiveness.

Response: The Trust will supplementally provide the completed fee tables and expense examples for each Fund at least five business days prior to effectiveness.

7.	Comment: The Funds appear to be shell funds created in connection with a proposed reorganization. Please advise whether the Funds will be adopting the prior performance of their corresponding predecessor funds and update the “Performance” section for each Fund accordingly.

Response: The Trust confirms that each Fund was created for the purpose of acquiring all or substantially all of the assets and assuming all or substantially all of the liabilities of its corresponding predecessor fund pursuant to a plan of reorganization, which is described in a combined proxy/prospectus on Form N-14 that has been filed with the Securities and Exchange Commission (SEC Accession No. 0001580642-20-004549). The reorganization of each predecessor fund into the corresponding Fund will not occur unless and until the reorganization is approved by the corresponding predecessor fund shareholders. If approved by shareholders of the predecessor fund, upon the closing of the reorganization the Fund will become the tax and accounting survivor of the corresponding predecessor fund and will adopt the prior performance of the predecessor fund. The Registration Statement will be updated to incorporate the predecessor fund performance on or about the closing of the reorganization.

8.	Comment: Please update the Fund’s prospectuses to include the portfolio turnover rate, other expenses, and similar information of each Fund’s corresponding predecessor fund.

Response: Consistent with response number seven, the Registration Statement will be updated to incorporate historical performance and financial information of each Fund’s corresponding predecessor fund, including the portfolio turnover rate, on or about the closing of the reorganization for such Fund.

9.	Comment: Please provide responses to the Staff’s comments no later than five business days prior to the effective date of the filing to give the Staff adequate time to review the Trust’s responses.

Response: The Trust will provide responses to the Staff’s comments no later than five business days prior to the effective date of the filing to give the Staff adequate time to review the Trust’s responses.

James Alpha Global Real Estate Investments Fund

10.	Comment: Please confirm that, for the purposes of the Fund’s 80% investment policy, derivatives will be valued based on mark-to-market value.

Response: The value of derivative instruments is calculated for purposes of the Fund’s 80% policy in the same manner that the value of such derivative instruments is calculated according to the Fund’s valuation policies and procedures for purposes of determining the Fund’s net asset value. Derivative instruments are valued at market price (not notional value) and may be fair valued, for purposes of calculating the Fund’s net asset value. The Fund reserves the right to alter how it values derivatives for purposes of its 80% policy based on subsequent guidance from the SEC or Staff or in response to modifications to the Staff’s position.

11.	Comment: The Staff notes that the Fund’s “Foreign Securities Risk” factor references “investments in developing or emerging countries.” If investments in developing or emerging countries are considered a principal investment strategy, please add corresponding disclosure under the “Principal Investment Strategies” section, or alternatively, please delete or revise the noted risk disclosure.

Response: The Trust will delete the reference to investments in developing or emerging countries from the Fund’s “Foreign Securities Risk.”

James Alpha Hedged High Income Fund

12.	Comment: The Fund’s Principal Investment Strategies include that the Fund may invest in securities of “varying maturities.” Please clarify whether the Fund has any maturity parameters.

Response: The disclosure has been revised to state that there are no maturity parameters with respect to the Fund’s individual fixed income investments.

James Alpha Macro Fund

13.	Comment: Please confirm whether the Fund will offer Class A or Class C shares. If not, please revise disclosure to remove references to these share classes.

Response: The Trust will remove references to Class A and Class C shares for the Fund.

14.	Comment: The Fund’s Principal Investment Strategies include that the Fund may invest in swaps having payments linked to the returns of indices, individual securities or pooled investment vehicles, including limited partnerships, limited liability companies, offshore corporations and commodity pools (collectively, “Underlying Pools”). Please confirm whether “pooled investment vehicles” include hedge funds.

Response: The Trust confirms that “pooled investment vehicles” do not include hedge funds.

James Alpha Macro Fund, James Alpha Total Hedge Fund, James Alpha Event Driven Fund, James Alpha Family Office Fund, James Alpha Relative Value Fund

15.	Comment: Please disclose that each Fund complies with the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”) governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the controlled foreign corporation (“CFC”).

Response: The Trust supplementally confirms that each Fund and its Subsidiary will apply, on a consolidated basis, the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leveraging (Section 18). The Trust notes that the statements of additional information (“SAIs”) state that “[s]uch Fund and its Subsidiary will comply with the fundamental and non-fundamental policies applicable to them on a consolidated basis.”

16.	Comment: Please disclose that each investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response: Each Subsidiary is not a registered investment company under the 1940 Act and therefore is not subject to the requirements of Section 15 thereof. However, in approving each applicable Fund’s advisory contract pursuant to Section 15 of the 1940 Act, the Board of Trustees of the Trust may consider the activities of the corresponding Subsidiary, the related nature and quality of the services provided with respect to the Subsidiary, and the lack of pass-through fees to Fund investors on account of the applicable fee waiver agreement. The investment advisory agreement between a Subsidiary and its investment adviser will be included as an exhibit to the Registration Statement.

17.	Comment: Please disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary.

Response: The Trust confirms that the Subsidiary’s assets will be maintained by the same custodian bank as acts as custodian for the Fund and will be maintained in accordance with the requirements of Section 17(f) of the 1940 Act and the rules thereunder. The Trust notes that the Subsidiary’s custodian will be disclosed in “Additional Information – Custodian” section of the SAI and will add disclosure to the SAI that the Subsidiary will be maintained in accordance with the custody requirements of Section 17(f) of the 1940 Act.

18.	Comment: Please disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

Response: The Trust believes that all of the Subsidiary’s principal investment strategies risks that constitute principal strategies and risks for the applicable Fund are disclosed in the Registration Statement.

19.	Comment: Please confirm supplementally that the financial statements of the Subsidiary will be consolidated with those of the applicable Fund.

Response: The Trust hereby confirms that the financial statements of the Subsidiary will be consolidated with those of the applicable Fund.

20.	Comment: Please confirm in correspondence that: (1) the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the applicable Fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: For Funds with a Subsidiary, the Trust hereby confirms that the Subsidiary’s management fee, including any performance fee that might be charged at the Subsidiary level, to the extent not waived, will be included in the “Management Fees” line item. The Trust also confirms that any other expenses of the Subsidiary are included in the “Other Expenses” line item. The Subsidiary and its board of directors will agree to designate an agent for service of process in the United States and the Subsidiary and its board of directors agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

James Alpha Multi Strategy Alternative Income Fund, James Alpha Total Hedge Fund, James Alpha Relative Value Fund

21.	Comment: With respect to each Fund that invests in master limited partnership (“MLP”) securities as part of its principal investment strategies, please add “energy sector risk” as a principal risk of the Fund.

Response: The Trust notes the “MLP Risk” discloses that:

Certain MLPs may operate in, or have exposure to, the energy sector. The energy sector can be significantly affected by changes in the prices and supplies of oil and other energy fuels, energy conservation, the success of exploration projects, and tax and other government regulations, policies of the Organization of Petroleum Exporting Countries (OPEC) and relationships among OPEC members and between OPEC and oil importing nations.

The Trust further notes that James Alpha Multi-Strategy Alternative Income Fund also includes “Industry Specific Risk,” which discloses that the energy infrastructure MLPs in which the Fund invests are subject to risks specific to the industry they serve. The Trust therefore believes that “energy sector risk” is adequately described for each Fund.

22.	Comment: Please include MLP tax risk disclosure stating that if the Fund retains an investment in an MLP until the basis is reduced to zero, subsequent distributions will be taxable to the Fund at ordinary income rates. Such risk disclosure should also state that shareholders may receive a corrected IRS Form 1099.

Response: The requested disclosure will be added.

James Alpha Total Hedge Fund

23.	Comment: Please explain supplementally how the name of the Fund does not suggest that an investor is investing in a hedge fund. Please consider adding “strategy” or a similar word between “hedge” and “fund” in the name of the Fund.

Response: The term “total hedge” refers to the Fund’s principal investment strategy, which seeks to achieve its investment objective by attempting to outperform the returns of a variety of investment strategies offered by private funds. This strategy is clearly stated in the first sentence under “Principal Investment Strategies” in the Fund’s Prospectus. We therefore believe that the connection between the Fund’s name and its investment strategy would be clear to any shareholder who reads no more than the first sentence of the Fund’s principal investment strategy. We do not believe that the Fund’s name or any aspect of its principal investment strategy would lead shareholders to believe that they are investing in an unregistered hedge fund because the Fund’s principal investment strategies clearly disclose the asset classes and instruments in which the Fund will invest to attempt to achieve its investment objective.

Furthermore, the Fund is primarily sold through sophisticated financial intermediaries who are well aware of the distinction between a registered fund, such as the Fund, and an unregistered hedge fund. These intermediaries are under separate suitability and similar obligations with respect to investing client assets in the Fund, including but not limited to obligations imposed by Regulation BI and the Commission Interpretation Regarding Standard of Conduct for Investment Advisers.

Finally, the Trust notes that the Fund was created for the purpose of acquiring all or substantially all of the assets and assuming all or substantially all of the liabilities of a corresponding predecessor fund, the James Alpha Total Hedge Portfolio, which has been in existence since June 2017. Having been in operation for over three years, the predecessor fund is well established on financial intermediary platforms and we believe that changing the Fund’s name to add the word “Strategy,” or any similar modification, would cause significant confusion to both existing investors and financial intermediaries that have supported the Fund. We believe that any such modification could cause significant harm to the Fund without any corresponding benefit as we have not received any indication that shareholders have been confused about the Fund being a registered investment company or about its investment strategy since the Fund launched in mid-2017.

Part C

24.	Comment: Please include hyperlinks for all exhibits incorporated by reference in the Item 28 exhibit list.

Response: The Trust will include hyperlinks for all exhibits incorporated by reference in the Item 28 exhibit list.

25.	Comment: Please include the legal opinion relating to the legality of the shares being offered.

Response: The Trust will include a legal opinion relating to the legality of the shares being offered in a subsequent Pre-Effective Amendment.

Exhibits

26.	Comment: Please revise the Trust’s Agreement and Declaration of Trust to state that Sections 9.11 and 9.12 do not apply to claims arising under the Federal Securities Laws.

Response: The Trust disagrees with the Staff’s position that the provisions of Sections 9.11 and 9.12 of the Trust’s Agreement and Declaration of Trust do not apply to claims arising under the Federal Securities Laws. However, to avoid undue delay in having the Registration Statement declared effective that the Trust anticipates would result from declining to make the requested change, the Trust will amend the Agreement and Declaration of Trust by adding the following to Sections 9.11 and 9.12:

Section 9.11

No provision of this Section 9.11 shall be effective to require a waiver of compliance with, or restrict any shareholder rights granted by, any provision of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the 1940 Act, or of any valid rule, regulation or order of the Commission thereunder.

Section 9.12

No provision of this Section 9.12 shall be effective to require a waiver of compliance with any provision of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended or the 1940 Act, or of any valid rule, regulation or order of the Commission thereunder. This Section 9.12 will not apply to claims brought under the federal securities laws to the extent that any such federal laws, rules or regulations, do not permit such application.

* * * * *

We hope that these responses adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (215) 564-8173. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Matthew DiClemente

Matthew DiClemente